EXHIBIT 99.1

EDAP Announces 23% First Quarter 2013 Revenue Growth

  First quarter total revenue of approximately EUR 5.9 million (USD 7.8 million), up 23% year-over-year
  Ten lithotripsy devices sold in first quarter 2013
  Received FDA acceptance for PMA filing on March 26, 2013, for Ablatherm®-HIFU for treatment of low risk, localized prostate cancer

LYON, France, April 11, 2013 (GLOBE NEWSWIRE) -- EDAP TMS SA (Nasdaq:EDAP), the global leader in therapeutic ultrasound, announced today preliminary unaudited revenues for the first quarter ended March 31, 2013.

Preliminary total revenue for the first quarter 2013 is expected to be approximately EUR 5.9 million (USD 7.8 million), a 23% year-over-year increase. First quarter 2013 total revenue reflected the sales of ten lithotripters and one Ablatherm-HIFU device.

Marc Oczachowski, EDAP's Chief Executive Officer, commented, "Our first quarter 2013 revenue reflects the ongoing global demand for our innovative range of lithotripsy offerings. We are poised for continued growth as we expand our sales operations and increase our market penetration."

EDAP plans to hold a conference call to discuss its first quarter 2013 financial results on Thursday, May 16, 2013, at 8:30 am EDT.

About EDAP TMS SA

EDAP TMS SA markets today Ablatherm® for high-intensity focused ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment., Ablatherm-HIFU is approved and commercialized in Europe as a treatment for prostate cancer and is currently under regulatory review in the U.S. following submission of the Pre-Market Approval Application in February 2013 after the completion of a multi-center U.S. Phase II/III clinical trial under an Investigational Device Exemption (IDE) granted by the FDA. The Company also develops its HIFU technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and commercializes medical equipment (the Sonolith® range) for treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL). For more information on the Company, please visit http://www.edap-tms.com, and http://www.hifu-planet.com.

Forward-Looking Statements

In addition to historical information, this press release may contain forward-looking statements that involve risks and uncertainties. Such statements are based on management's current expectations and are subject to a number of uncertainties, including the uncertainties of the regulatory process, and risks that could cause actual results to differ materially from those described in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company's Annual Report on Form 20-F. Ablatherm-HIFU treatment is in clinical trials, but not FDA-approved or marketed in the United States.

CONTACTS:  Blandine Confort
           Investor Relations / Legal Affairs
           EDAP TMS SA +33 4 72 15 31 72
           bconfort@edap-tms.com

           Investors:
           Stephanie Carrington  The Ruth Group
           646-536-7017
           scarrington@theruthgroup.com